Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ — Monday, March 16, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) announces that the non-performance based awards granted under the Long Term Incentive Plan (“LTIP”) on March 13, 2024 to the following person discharging managerial responsibilities were vested on March 13, 2026:-

Award Holder	Number of ordinary shares

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	19,913

The notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.10 Ordinary Share with DI ISIN: KYG4672N1016
b)	Nature of the transaction	Vesting of awards granted on March 13, 2024 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	19,913 ordinary shares

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2026-03-13
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
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Geoff Nash / Nigel Birks	+44 20 7220 0500

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